SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION File No. 70-9609 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East in File No. 70-9609 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated January 28, 2003 (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act for the period October 1, 2003, through December 31, 2003.

(a)	The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale: None
(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's dividend reinvestment plan and employee benefit plans or otherwise, including any plans subsequently adopted:

Under the Dividend Reinvestment and Stock Purchase Plan, 233,562 shares were new issuances. Under employee benefit plans, 14,694 shares of Energy East common stock were purchased in the open market.

(c)

If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

None

(d)

The name of the guarantor and of the beneficiary of any guaranteed note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty:

				Terms
	Guarantor	Beneficiary	Amount	Start Date	Expiration Date	Purpose
	Energy East Corporation	BP Energy Co, BP Canada Energy Marketing Co & BP Canada Energy Co.	$1,000,000(1)	11/20/03	6/30/04	Gas Purchases
	Energy East Corporation	Emera Energy Incorporated and Emera Energy Services, Inc.	$500,000	11/20/03	12/31/04	Gas Purchases
	Energy East Corporation	TXU Portfolio Management, Co. LP	$500,000	10/09/03	10/31/04	Energy Related Commodities
	Energy East Corporation	New York Independent System Operator	$29,000,000(1)	11/12/03	7/31/04	Electricity Purchases
	Energy East Corporation	Hewlett-Packard Financial Services	$3,000,000	10/20/03	(2)	Leased Equipment
	Energy East Corporation	Emera Energy Services, Inc.	$200,000	10/24/03	3/31/04	Gas Purchases

(1)  Guarantee was an amendment, which increased the previous amount of the guarantee by the amount shown.
(2)  Termination upon written notice by either party.

(e)	The amount and terms of any Debentures issued during the quarter: None
(f)	The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52: None
(g)	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments: None
(h)	The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter:
	Name	Parent Company	Amount Invested
	Energy East Enterprises, Inc.	Energy East Corporation	$600,000
	Energy East Telecommunications, Inc.	The Energy Network, Inc.	$46,000
	Energy East Solutions, Inc.	The Energy Network, Inc.	$79,000
	Energetix, Inc.	RGS Energy Group, Inc.	$16,064,560
(i)	A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing: None
(j)

The amount and terms of any Short-Term Debt issued by Energy East during the quarter:

Energy East issued short-term debt in the form of a bank credit facility during the quarter in the amount of $410 million, at interest rates ranging from 1.80% to 2.00%, and with a maximum amount outstanding of $190 million.

(k)

The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter:

Rochester Gas and Electric Corporation (RG&E) issued short-term debt in the form of a bank credit facility during the quarter ranging from $5.5 million to $15.0 million, at interest rates ranging from 1.45% to 1.58%, and with a maximum amount outstanding of $15.0 million.

New York State Electric & Gas Corporation (NYSEG) issued commercial paper during the quarter ranging from $1.0 million to $30.4 million, at interest rates ranging from 1.07% to 1.22%, and with a maximum amount outstanding of $61.8 million.

The Southern Connecticut Gas Company (Southern) issued short-term debt in the form of a bank credit facility during the quarter ranging from $11.0 million to $23.0 million, at interest rates ranging from 1.68% to 1.71%, and with a maximum amount outstanding of $23.0 million.

Central Maine Power Company (CMP Co) issued short-term debt in the form of a bank credit facility during the quarter ranging from $5.0 million to $10.0 million, at interest rates ranging from 1.60% to 1.66%, and with a maximum amount outstanding of $15.0 million.

Connecticut Natural Gas Corporation (CNG) issued short-term debt in the form of a bank credit facility during the quarter ranging from $2.0 million to $22.0 million, at interest rates ranging from 1.71% to 4.00%, and with a maximum amount outstanding of $28.0 million.

Berkshire Gas Company (BGC) issued short-term debt in the form of a bank credit facility during the quarter ranging from $1.0 million to $2.0 million, at an interest rate of 2.1%, and with a maximum amount outstanding of $13.0 million.

(l)	The amount and terms of any Short-Term Debt issued by any Intermediate Holding Company during the quarter: None
(m)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter of each company, including Energy East, that has engaged in jurisdictional financing transactions during the quarter:

Consolidated balance sheet of Energy East as of December 31, 2003, included in Energy East's Form 10-K for the year ended December 31, 2003, File No. 1-14766 and incorporated by reference.

Balance sheet of RG&E as of December 31, 2003, included in RG&E's 10-K for the year ended December 31, 2003, File No. 1-672 and incorporated by reference.

Balance sheet of NYSEG as of December 31, 2003, included in NYSEG's 10-K for the year ended December 31, 2003, File No. 1-3103-2 and incorporated by reference.

Balance sheet of Southern as of December 31, 2003, filed confidentially pursuant to Rule 104.

Balance sheet of CMP Co as of December 31, 2003, included in CMP Co's 10-K for the year ended December 31, 2003, File No. 1-5139 and incorporated by reference.

Consolidated balance sheet of CNG as of December 31, 2003, filed confidentially pursuant to Rule 104.

Balance sheet of BGC as of December 31, 2003, filed confidentially pursuant to Rule 104.

(n)

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary:

Capital structure tables of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(o)

A retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter:

Retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(p)

The amount of any tax credit or loss carryover generated by Energy East during the preceding taxable year as a result of interest expense on Acquisition Debt and Previous Acquisition Debt:

Energy East's filing of its 2002 consolidated federal and state income tax returns did not produce any tax credit or loss carryovers as a result of either interest expense on Acquisition Debt or Previous Acquisition Debt.

(q)

A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Energy East's interest costs and any assumptions used in the calculations:

The description of how the income tax credit and/or income tax liability was calculated and allocated, showing all of Energy East's interest costs was filed confidentially pursuant to Rule 104 for the quarter ended September 30, 2003. That information did not change for the quarter ended December 31, 2003.

(r)

A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit:

Energy East has allocated its 2002 combined tax liability and credits to its subsidiaries and affiliates in accordance with the Tax Sharing Agreement that was approved by the Securities and Exchange Commission.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

March 29, 2004	Energy East Corporation By: /s/Robert D. Kump Name: Robert D. Kump Title: Vice President, Treasurer & Secretary